                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800


                            CALCULATION OF FILING FEE

     Transaction Valuation*                       Amount of Filing Fee**
     ----------------------                       ----------------------
        $1,988,356,760                                  $397,672
        --------------                                  --------

* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 42,046,693 American Depositary Shares (each representing ten Ordinary Shares) and 125,000 Ordinary Shares of 25 pence each of LucasVarity plc ("LucasVarity Shares") held by U.S. residents at pound sterling 28.80 per American Depositary Share and 288 pence per LucasVarity Share and the multiplication of such aggregate purchase price by the currency exchange rate of pound sterling 1 = $1.6415 (such currency exchange rate being derived from The Wall Street Journal dated February 2,
     1999). Such number of American Depositary Shares represents all American Depositary Shares of LucasVarity outstanding as of February 2, 1999 and such number of LucasVarity Shares which exceeds the estimate by LucasVarity of the aggregate number of outstanding LucasVarity Shares held by United States residents.

**   1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:    None              Filing Party:   Not applicable
     Form or Registration No.:  Not applicable    Date Filed:     Not applicable

CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,852,100* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 0.13% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 2, 1999.**

10)  TYPE OF REPORTING PERSON

     CO


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



CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,852,100* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 0.13% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 2, 1999.**

10)  TYPE OF REPORTING PERSON

     CO
________________________

* Irrevocable undertakings to accept the offer (the "Offer") by TRW Automotive UK to purchase all of the outstanding (i) ordinary shares of 25 pence each of LucasVarity plc ("LucasVarity Shares") and (ii) American Depositary Shares ("LucasVarity ADS"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, have been received from Directors of LucasVarity in respect of their holdings of LucasVarity Shares and LucasVarity ADSs. The irrevocable undertakings are described in Section 4 under the caption "Irrevocable undertakings" in the letter, dated February 6, 1999, from Morgan Guaranty Trust Company of New York in the Offer To Purchase, dated February 6, 1999 (the "Offer to Purchase") and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase.

** Based on information provided in Section 15 of Appendix VI of the Offer to Purchase.


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



Item 1.  Security and Subject Company.

         (a) The name of the subject company is LucasVarity plc ("LucasVarity"), a public limited company incorporated and registered in England and Wales. The address of its principal executive offices is 46 Park Street, London W1Y 4DJ, England.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer (the "Offer") by TRW Automotive UK, a private unlimited company registered in England and Wales and a wholly owned subsidiary of TRW Inc. ("TRW"), an Ohio corporation, to purchase all of the outstanding (i) ordinary shares of 25 pence each of LucasVarity ("LucasVarity Shares") and (ii) American Depositary Shares of LucasVarity ("LucasVarity ADSs"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts. As of February 2, 1999, 1,398,603,762 LucasVarity Shares were issued and outstanding, including ordinary shares represented by LucasVarity ADSs. The LucasVarity Shares and the LucasVarity ADSs are collectively referred to herein as the "LucasVarity Securities." The Offer is subject to the terms and conditions set forth in the Offer To Purchase dated February 6, 1999 (the "Offer To Purchase"), a copy of which is filed as Exhibit (a)(1) hereto, the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto and the related Form of Acceptance, Authority and Election Relating to the Offer, a copy of which is filed as Exhibit (a)(3) hereto. Information concerning the number of outstanding LucasVarity Securities is set forth in Section 15 under the caption "Sources of Information and Bases of Calculation" in Appendix VI to the Offer To Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to U.S. dollars is set forth in Section 2 under the caption "The Offer" and in Section 18(f) under the caption "Currency of cash consideration" in the letter, dated February 6, 1999 ("Letter"), from Morgan Guaranty Trust Company of New York ("J.P. Morgan") in the Offer To Purchase and is incorporated herein by reference.

         (c) The information set forth in Appendix V entitled "Certain market, dividend and exchange rate information" to the Offer To Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

         (a) through (d) and (g) This Statement is filed by TRW and TRW Automotive UK. The principal offices of TRW are located at 1900 Richmond Road, Cleveland, Ohio 44124. The registered office of TRW Automotive UK is 9 Cheapside, London, England EC2V 6AD. TRW is incorporated under the laws of the State of Ohio and TRW Automotive UK is incorporated and registered in England and Wales. The information set forth in Section 9 under the caption "Information on the TRW Group" in the Letter and "Financial Information on TRW" in Appendix IV of the Offer To Purchase and in Sections 2(a) and (b) under the caption "Directors of the Offeror, TRW and of LucasVarity" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

         (e) and (f) During the last five years, neither TRW, TRW Automotive UK nor, to the best knowledge of TRW and TRW Automotive UK, none of the persons listed in Sections 2(a) or (b) under the caption "Directors of the Offeror, TRW and of LucasVarity" in Appendix VI to the Offer To Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) Robert M. Gates is, and has been since 1996, a member of the Board of Directors of LucasVarity. Mr. Gates also is, and has been since 1994, a member of the Board of Directors of TRW. For his service on the Board of TRW, Mr. Gates is paid a base annual retainer of $70,000, 50 percent of which is automatically deferred in shares of TRW common stock. In addition, Mr. Gates receives an annual stock option to purchase 1,500 shares of TRW common stock, having an exercise price of not less than the fair market value of TRW common stock on the date of grant.

         (b) The information set forth under the caption "Background to and reasons for the Offer" in the Letter, dated February 6, 1999, from the Chairman of LucasVarity contained in the Offer To Purchase (the "LucasVarity Letter"), in
Section 3 under the caption "Reasons for the Offer" in the Letter and in Section 6 under the caption "Background to the Offer" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

         (a) and (b) The information set forth in Section 7 under the caption "Financing arrangements" in Appendix VI of the Offer To Purchase is incorporated herein by reference.

         (c) Not applicable.


Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a) through (g) The information set forth under the captions "Background to and reasons for the Offer" and "Directors, management and employees" in the LucasVarity Letter; in Section 3 under the caption "Reasons for the Offer," Section 5 under the caption "Terms and Conditions of the Offer" and Section 12 under the caption "Employee matters and share schemes" in the Letter; and in Section 6 under the caption "Background to the Offer," Section 8 under the caption "Compulsory Acquisition" and Section 9 under the caption "Certain consequences of the Offer" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         (a) and (b) The information set forth in Section 4 under the caption "Irrevocable undertakings" in the Letter and Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth under the captions "LucasVarity Share Option Schemes" and "Recommendation" in the LucasVarity Letter; under the caption "Irrevocable undertakings" in the Letter; in Section 6 under the caption "Background to the Offer" and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase; and the caption "Rule 10b-13 Exemption" on page 3 of the Offer To Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated.

         The information set forth in Section 13 under the caption "Fees and Expenses" in Appendix VI to the Offer to is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

         The information set forth in Appendix IV entitled "Financial Information on TRW" in the Offer To Purchase is incorporated herein by reference.

         The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of LucasVarity whether to sell, tender or hold LucasVarity Securities being sought in the Offer.

Item 10.  Additional Information.

         (a) The information set forth under Section 5(a)(i) under the caption "Material Contracts" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 10 under the caption "Legal and regulatory matters" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

         (d) The information set forth in Section 9(c) under the caption "Margin securities" in Appendix VI to the Offer To Purchase is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the Offer To Purchase, the Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer, which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3), respectively, is incorporated herein by reference in its entirety.

Item 11.  Material to be Filed as Exhibits.

(a) (1)           Offer To Purchase dated February 6, 1999.

    (2)           Form of Letter of Transmittal.

    (3)           Form of Acceptance, Authority and Election Relating to the
                  Offer.

    (4)           Form of Notice of Guaranteed Delivery.

    (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (8) Text of Press Announcement issued by TRW and LucasVarity, dated January 28, 1999. (Incorporated by reference to Exhibit 99(b) to TRW's Current Report on Form 8-K dated January 28,
                  1999).

    (9)           Text of Press Release issued by TRW, dated January 28, 1999.
                  (Incorporated by reference to Exhibit 99(a) to TRW's Current Report on Form 8-K dated January 28, 1999).

    (10) Summary advertisement published in the U.S., dated February 6, 1999.

    (11)          Newspaper Advertisement published in the U.K., dated February
                  6, 1999.

(b) (1) Credit Agreement dated January 27, 1999 among TRW and various financial institutions.

(c) (1) Form of Irrevocable Undertakings executed by each director of LucasVarity.

    (2) Break-up Fee Agreement, dated January 28, 1999 between TRW and LucasVarity.

(d)               Not applicable.


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

(e)               Not applicable.

(f) The Offer To Purchase, dated February 6, 1999, the Form of Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer, are incorporated herein by reference.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary


Date: February 5, 1999




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



                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

(a) (1)           Offer To Purchase dated February 6, 1999.

    (2)           Form of Letter of Transmittal.

    (3)           Form of Acceptance, Authority and Election Relating to the
                  Offer.

    (4)           Form of Notice of Guaranteed Delivery.

    (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (8) Text of Press Announcement issued by TRW and LucasVarity, dated January 28, 1999. (Incorporated by reference to Exhibit 99(b) to TRW's Current Report on Form 8-K dated January 28,
                  1999).

    (9)           Text of Press Release issued by TRW, dated January 28, 1999.
                  (Incorporated by reference to Exhibit 99(a) to TRW's Current Report on Form 8-K dated January 28, 1999).

    (10)          Summary Advertisement published in the U.S., dated February 6,
                  1999.

    (11)          Newspaper Advertisement published in the U.K., dated February
                  6, 1999.

(b) (1) Credit Agreement dated January 27, 1999 among TRW and various financial institutions.

(c) (1) Form of Irrevocable Undertakings executed by each director of LucasVarity.

    (2) Break-up Fee Agreement, dated January 28, 1999 between TRW and LucasVarity.

(d)               Not applicable.

(e)               Not applicable.

(f) The Offer To Purchase, dated February 6, 1999, the Form of Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer, are incorporated herein by reference.





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